

Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 580 6585
www.mangroupplc.com



07023156

April 18, 2007

SEC MAIL PROCESSING
RECEIVED
APR 2 7 2007
WASH. D.C. 185 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc   **(SUPPL**

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities
Exchange Act of 1934, enclosed please find a copy of a public announcement made by
Man Group plc. This announcement was also sent to the London Stock Exchange for its
information. Please contact the undersigned at (212) 589-6270, if you have any questions
relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in
the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb
Donna Balon
Vice President

PROCESSED

MAY 0 4 2007

**THOMSON
FINANCIAL**

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12.doc

Man Group plc
17 April 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 16 April 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$29.94.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+4.14%
Last 12 months	+1.7%
Annualised return since inception	+12.3%

Contacts:

| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

END